UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

HOLD ME LTD.
((Exact name of Registrant as specified in its charter)

30 Golomb Street
Ness Zioyna, Israel 7401337
972-50-222-2755
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of New Directors

On July 28, 2021, Hold Me Ltd. ("Hold Me" or the “Company”) appointed Gad Zohar and Igal Chemerinsky to the Board of Directors of the Company (the “Board”). Each new director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Gad Zohar has managed Dag Networks Ltd., an Israeli private company that offers information technology, telecommunications and cloud services and solutions for businesses since 2011, when the founded the company.

Igal Chemerinsky has been the chief revenue officer of Parknav Ltd., a startup developing real-time on-street parking with a highly accurate and scalable solution. From 2019 to 2020, Mr. Chemerinsky served as the EVP of Global Sales of Enably Ltd.- a SaaS platform that utilizes Artificial Intelligence, Natural Language Processing (NLP) and advanced algorithms for Online Training, e-Learning, knowledge delivery, compliance, regulations, and content delivery. From 2017 to 2019, he served as the VP of EMEA Sales of Votiro Cybersec Ltd., a global leader in Email & File secure gateways & end-point solutions protecting organizations against zero-day exploits and other ongoing cyber threats.

Neither Mr. Zohar nor Mr. Chemerinsky has entered any arrangement or understanding with any other person pursuant to which he was selected for appointment to the Board. Further, there are no transactions in which the Company is a participant and in which Messrs. Zohar or Chemerinsky had or will have a direct or indicate material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021	Hold Me Ltd.

	By:	/s/ Menachem Shalom
Menachem Shalom Chief Executive Officer and Chief Financial Officer